|	Selim Day Partner	1251 Avenue of the Americas New York, New York 10020 T: 212.419.5861 F: 973.422.6819 E: sday@lowenstein.com

August 25, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Barbara C. Jacobs
Mitchell Austin
Frank Knapp
Christine Dietz

Re:	Altair Engineering Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 25, 2017
CIK No. 0001701732

Dear Ladies and Gentlemen:

On behalf of Altair Engineering Inc. (the “Company”), we are hereby responding to the letter, dated August 3, 2017 (the “Comment Letter”), from Barbara Jacobs, Assistant Director of the staff (the “Staff”), Office of Information Technologies and Services, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s confidential Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 25, 2017 (the “Amended Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Amended Draft Registration Statement, the Company is confidentially submitting a revised Draft Registration Statement with the Commission (the “Second Amended Draft Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Amended Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Amended Draft Registration Statement unless otherwise defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

NEW YORK        PALO ALTO        NEW JERSEY        UTAH        WASHINGTON, D.C.                Lowenstein Sandler LLP

U.S. Securities and Exchange Commission	August 25, 2017

Prospectus summary

Summary historical consolidated financial and other data

Consolidated statements of operations data, page 16

1. We note your response to prior comment 4. Please include pro forma EPS disclosures for the year ended December 31, 2016 and three months ended March 31, 2017 that reflect the effect on the EPS numerator.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has included the pro forma EPS disclosures on pages 18 and 54 of the Second Amended Draft Registration Statement to reflect that upon completion of the offering, the current Class A redeemable common shares will automatically convert into shares of Class A common stock. In addition, certain amounts previously reflected under additional paid-in capital are now reflected under accumulated deficit on page 54 of the Second Amended Draft Registration Statement.

Key metrics, page 18

2. We note the revisions made on page 64; however, it is unclear to us how this disclosure is responsive to prior comment 5. As previously requested, considering the significance of recurring software revenue, please disclose renewal rates as a key metric or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has amended pages 19, 61 and 84 of the Second Amended Draft Registration Statement to provide additional disclosure.

Reconciliation of non-GAAP financial measures, page 60

3. Please revise the reconciliations here and on page 91 to reconcile from Net Income (Loss) to Adjusted EBITDA. Refer to Question 103.02 of our Non-GAAP Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and has amended pages 62 and 97 of the Second Amended Draft Registration Statement to provide additional disclosure.

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U.S. Securities and Exchange Commission	August 25, 2017

Any questions regarding the contents of this letter or the Second Amended Draft Registration Statement on Form S-1 should be addressed to the undersigned at (212) 419-5861.             .

Very truly yours,

/s/ Selim Day

Selim Day

cc:	James Scapa, Chief Executive Officer
Howard Morof, Chief Financial Officer
Altair Engineering Inc.

Elizabeth Mandle, Esq.
Lowenstein Sandler LLP

William Schnoor Jr., Esq.
Edwin O’Connor, Esq.
Goodwin Procter LLP